Exhibit 3.2.1

CERTIFICATE OF AMENDMENT

TO

RESTATED

CERTIFICATE OF INCORPORATION

OF

GLOBEIMMUNE, INC.

GlobeImmune, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST: The name of the corporation is GlobeImmune, Inc. (the “Corporation”). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was June 5, 2002. The date of filing of the Restated Certificate of Incorporation of the Corporation (the “Certificate”) with the Secretary of State of the State of Delaware was June 14, 2012.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, adopted resolutions amending the Certificate as follows:

A. Article 12 is added, as follows:

“ARTICLE 12

STOCK SPLIT

Effective upon the filing with the Secretary of State of the State of Delaware of the Certificate of Amendment that includes this paragraph, each 4.3 shares of issued and outstanding Common Stock of the Corporation shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one validly issued, fully paid and non-assessable share of Common Stock of the Corporation (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Current Market Price of one share of Common Stock on the date that the Reverse Stock Split is effective (as determined in accordance with Section A.7(d)(viii)(C) hereof), rounded down to the nearest cent ($.01).

The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the

Corporation or its transfer agent. The Reverse Split shall be effected on a certificate-by-certificate basis.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. The number of shares of Common Stock referenced in Section A.7(d)(ii)(B) hereof is hereby adjusted to give effect to the Reverse Stock Split.”

THIRD: Thereafter, pursuant to a resolution by the Board of Directors of the Corporation, this Certificate of Amendment to Restated Certificate of Incorporation was submitted for approval and approved by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law. Accordingly, the amendment has been adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to Restated Certificate of Incorporation to be duly executed on behalf of the Corporation on April 25, 2014.

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell, M.D.
President and Chief Executive Officer